UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Paratek Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699374302

(CUSIP Number)

D.C. SAUTER, GENERAL COUNSEL

NEXPOINT ADVISORS, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

NexPoint Real Estate Opportunities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		50,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

Drugcrafters, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,307,617
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,307,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,307,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.28%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

NexPoint Climate Tech Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		64,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

64,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.11%
14	TYPE OF REPORTING PERSON

IV

4

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

NexPoint Event Driven Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		225,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

225,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.39%
14	TYPE OF REPORTING PERSON

IV

5

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,156,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,156,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,156,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.76%
14	TYPE OF REPORTING PERSON

IV

6

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

NexPoint Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,445,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,445,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,445,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27%
14	TYPE OF REPORTING PERSON

IA, PN

7

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		50,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09%
14	TYPE OF REPORTING PERSON

IA, PN

8

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,889,060
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,889,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,889,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.05%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,889,060
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,889,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,889,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.05%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 699374302

1	NAME OF REPORTING PERSON

James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,692,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,692,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,692,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.69%
14	TYPE OF REPORTING PERSON

HC, IN

11

CUSIP No. 699374302

This Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D originally filed on March 30, 2023 by the undersigned (the “Schedule 13D”) is being filed by the undersigned to amend the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined is as set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 27, 2023, the Reporting Persons issued a press release and open letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) announcing their intent to withhold their vote at the Issuer’s upcoming 2023 annual meeting of stockholders scheduled to be held on July 6, 2023 (the “Annual Meeting”) against all three Board members up for election. In the Letter, the Reporting Persons note their reasons for withholding their votes, including their serious concerns with the Board’s lack of oversight in holding management accountable despite years of underperformance. The Letter further states that the Reporting Persons intend to carefully scrutinize the Board’s process in approving the proposed acquisition of the Issuer by Gurnet Point Capital, LLC and Novo Nordisk Foundation (the “Proposed Acquisition”) once the Issuer makes additional information available, and may vote against the Proposed Acquisition if the information provided does not demonstrate a robust sale process to justify the proposed purchase price, which upon preliminary review appears to grossly overcompensate the Issuer’s leadership to the detriment of the Issuer’s stockholders. The full text of the Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The Letter, dated June 27, 2023.

12

CUSIP No. 699374302

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023

NEXPOINT REAL ESTATE OPPORTUNITIES, LLC

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

DRUGCRAFTERS, LP

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	Managing Member of the General Partner

NEXPOINT CLIMATE TECH FUND

By:	/s/ Stephanie Vitiello
	Name:	Stephanie Vitiello
	Title:	Chief Compliance Officer

NEXPOINT EVENT DRIVEN FUND

By:	/s/ Stephanie Vitiello
	Name:	Stephanie Vitiello
	Title:	Chief Compliance Officer

HIGHLAND GLOBAL ALLOCATION FUND

By:	/s/ Stephanie Vitiello
	Name:	Stephanie Vitiello
	Title:	Chief Compliance Officer

NEXPOINT ASSET MANAGEMENT, L.P.

By:	/s/ Stephanie Vitiello
	Name:	Stephanie Vitiello
	Title:	Chief Compliance Officer

NEXPOINT ADVISORS, L.P.

By:	/s/ Stephanie Vitiello
	Name:	Stephanie Vitiello
	Title:	Chief Compliance Officer

13

CUSIP No. 699374302

THE DUGABOY INVESTMENT TRUST

By:	/s/ Nancy Marie Dondero
	Name:	Nancy Marie Dondero
	Title:	Trustee

/s/ Nancy Marie Dondero
Nancy Marie Dondero

/s/ James D. Dondero
James D. Dondero

14